UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Nasdaq, Inc.
(Name of issuer)
Common Stock, $0.01 par value per share
(Title of class of securities)
631103108
(CUSIP number)

Khalifa Al Daboos
Investment Corporation of Dubai
P.O. Box 333888
Dubai, United Arab Emirates
+971 4 707 1333

Essa Kazim
Borse Dubai Limited
P.O. Box 506690
Level 8, The Exchange
Dubai International Financial Centre
Dubai, United Arab Emirates
+971 4 362 2210
(Name, address and telephone number of person authorized to receive notices and communications)

November 3, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 631103108
1	NAMES OF REPORTING PERSONS
Investment Corporation of Dubai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0(1)

	8	SHARED VOTING POWER
89,341,545(1)

	9	SOLE DISPOSITIVE POWER
0(1)

	10	SHARED DISPOSITIVE POWER
89,341,545(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,341,545(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.53%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
See Item 5 below. Investment Corporation of Dubai’s (“ICD”) beneficial ownership is reported as of March 11, 2024, and includes 89,341,545 shares of Nasdaq, Inc. (the “Issuer”) common stock, par value $0.01 per share (the “Shares”) held directly by Borse Dubai Limited (“Borse Dubai”), a wholly-owned subsidiary of ICD. ICD is the sole shareholder of Borse Dubai. ICD is therefore deemed to have beneficial ownership of all of the Shares held by Borse Dubai. As the sole shareholder of Borse Dubai, ICD shares in whatever voting power and dispositive power Borse Dubai has over the Shares it holds. Further, any beneficial owner of Shares is limited to voting only 5% of the outstanding Shares entitled to vote, pursuant to Article Fourth, Section C.2 of the Issuer’s Amended and Restated Certificate of Incorporation.

(2)
Calculated with reference to 575,206,570 Shares of the Issuer outstanding as of February 13, 2024, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2024.

CUSIP No. 631103108
1	NAMES OF REPORTING PERSONS
Borse Dubai Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Dubai International Financial Centre, Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0(1)

	8	SHARED VOTING POWER
89,341,545(1)

	9	SOLE DISPOSITIVE POWER
0(1)

	10	SHARED DISPOSITIVE POWER
89,341,545(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,341,545(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.53%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
See Item 5 below. Borse Dubai’s beneficial ownership is reported as of March 11, 2024, and reflects its direct ownership of 89,341,545 Shares. ICD is the sole shareholder of Borse Dubai and Borse Dubai shares with ICD in the voting power and dispositive power Borse Dubai has over the Shares it holds. Further, any beneficial owner of Shares is limited to voting only 5% of the outstanding Shares entitled to vote, pursuant to Article Fourth, Section C.2 of the Issuer’s Amended and Restated Certificate of Incorporation.

(2)
Calculated with reference to 575,206,570 Shares of the Issuer outstanding as of February 13, 2024, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2024.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (this “Schedule 13D/A”) to the Schedule 13D initially filed on March 7, 2008 (the “Initial Statement”), as amended and restated by Amendment No. 1 filed on December 17, 2010 (“Amendment No. 1”) and Amendment No. 2 filed on March 27, 2012 (“Amendment No. 2”) (as so amended and restated, the “Schedule 13D”) is filed by the Reporting Persons (as defined in Item 2) with respect to the shares of common stock, par value $0.01 (the “Shares”), of Nasdaq, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise set forth herein, this Schedule 13D/A does not modify any of the information previously reported on the Schedule 13D.

This Schedule 13D/A is being filed to, among other things, update the aggregate percentage of the Shares beneficially owned by the Reporting Persons due to dilution caused by the Issuer’s issuance of additional Shares from time to time since the date of the filing of Amendment No. 2.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D/A relates to the Shares of the Issuer. The principal executive offices of the Issuer are located at 151 West 42nd Street, New York, New York 10036.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D/A is being filed jointly by Investment Corporation of Dubai, a company established by decree under Law No.(11) of 2006 (“ICD”) and Borse Dubai Limited, a company registered in the Dubai International Financial Centre in Dubai with company number 0447 (“Borse Dubai”) (together, the “Reporting Persons”).

ICD’s principal business is to act as the principal investment arm of the Government of Dubai. Borse Dubai’s principal business purpose is to act as a holding company for investments in stock exchanges, which includes 80.72% ownership of the Dubai Financial Market, a public joint stock company incorporated in the Emirate of Dubai, United Arab Emirates (“UAE”), pursuant to decree No. 62 for the year 2007 issued by the Ministry of Economy on February 6, 2007 and is subject to the provisions of the UAE Federal Law No. 8 for the year 1984 and its amendments and 33.33% ownership of Nasdaq Dubai, a company registered in the Dubai International Financial Centre with registrations number 0009 (“Nasdaq Dubai”). In addition, Dubai Financial Market owns 66.67% of Nasdaq Dubai.

The address of ICD’s principal business and principal office is One Za’abeel The Offices, Tower A, Za’abeel First, Dubai, United Arab Emirates. The address of Borse Dubai’s principal business and principal office is P.O. Box 506690, Level 8, The Exchange, Dubai International Financial Centre, Dubai, United Arab Emirates.

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

On August 26, 2022, the Issuer completed a 3-for-1 stock split of its common stock in the form of a stock dividend to its shareholders (the “Stock Split”). Under the terms of the Stock Split, Borse Dubai received an additional 59,261,030 Shares, representing a dividend of two Shares for every Share it held as of the record date of August 12, 2022, as a result of which it became the direct beneficial owner of 89,341,545 Shares. There was no payment of any monetary consideration or other affirmative act on the part of Borse Dubai for such Shares it received pursuant to the Stock Split, and the consideration for such Shares consisted solely of the Shares of the Issuer already held by Borse Dubai.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Paragraphs (a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

Reporting Person	Number of Shares With Sole Voting and/or Sole Dispositive Power	Number of Shares With Shared Voting and/or With Shared Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Investment Corporation of Dubai	0	89,341,545 with Shared Voting Power 89,341,545 with Shared Dispositive Power	89,341,545 (all of which are directly held by Borse Dubai)	15.53% (all of which are held by Borse Dubai)

Borse Dubai	0	89,341,545 with Shared Voting Power 89,341,545 with Shared Dispositive Power	89,341,545	15.53%

The percentage of the class of securities identified herein is based on 575,206,570 Shares outstanding as of February 13, 2024, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2024. ICD’s beneficial ownership includes 89,341,545 Shares held by Borse Dubai, a wholly-owned subsidiary of ICD. Borse Dubai’s total aggregate beneficial ownership reported herein is subject to certain Transfer Restrictions (as defined below).

(c) Paragraph (c) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the Shares during the past 60 days by any of the persons named in response to Item 2, other than the transaction described in Item 6, which is incorporated herein by reference.

(d) Paragraph (d) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

As a result of various financings entered into by Borse Dubai from time to time, as of the date of this Schedule 13D/A:

(a)
39,841,545 Shares beneficially owned by Borse Dubai are subject to a first priority security interest in favor of HSBC Bank USA, National Association (as security agent) pursuant to a pledge and security agreement (the “HSBC Pledge Agreement”) by and between Borse Dubai and HSBC Bank USA, National Association (as security agent), dated as of May 19, 2021, entered into in connection with a facility agreement with, among others, The Hongkong and Shanghai Banking Corporation Limited (the “HSBC Facility Agreement”). Borse Dubai will retain the right to vote as well as the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares pledged under the HSBC Pledge Agreement, unless an Event of Default (as defined in the HSBC Facility Agreement) has occurred.

(b)
33,000,000 Shares beneficially owned by Borse Dubai are subject to a first priority security interest in favor of Dubai Islamic Bank PJSC (as collateral agent) pursuant to a pledge and security agreement (the “DIB Pledge Agreement”) by and between Borse Dubai and Dubai Islamic Bank PJSC (as collateral agent), dated as of January 9, 2023, entered into in connection with a master murabaha agreement with, among others, NDB Investments Limited (the “DIB Murabaha Agreement”). Borse Dubai will retain the right to vote as well as the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares pledged under the DIB Pledge Agreement, unless an Event of Default (as defined in the DIB Murabaha Agreement) has occurred.

(c)
16,500,000 Shares beneficially owned by Borse Dubai are subject to a first priority security interest in favor of Abu Dhabi Commercial Bank PJSC (as security agent) pursuant to a pledge and security agreement (the “ADCB Pledge Agreement”) by and between Borse Dubai and Abu Dhabi Commercial Bank PJSC (as security agent), dated as of October 24, 2023, entered into in connection with a facility agreement with, among others, Abu Dhabi Commercial Bank PJSC (the “ADCB Facility Agreement”). Borse Dubai will retain the right to vote as well as the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares pledged under the ADCB Pledge Agreement, unless an Event of Default (as defined in the ADCB Facility Agreement) has occurred.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The subsection entitled “Nasdaq Stockholders’ Agreement” is hereby amended and restated in its entirety to read as follows:

On February 27, 2008, pursuant to the OMX Transaction Agreement, at the closing of the OMX Transaction Agreement, the Issuer and Borse Dubai entered into the Nasdaq Stockholders’ Agreement, filed as Exhibit 7.3 to the Initial Statement. The Nasdaq Stockholders’ Agreement contains the following transfer restrictions, which shall remain in effect until the date that Borse Dubai no longer holds any Shares (the “Transfer Restrictions”):

Transfer Restrictions

Under the terms of the Nasdaq Stockholders’ Agreement, at no time may Borse Dubai transfer any Shares to a competitor of the Issuer, other than pursuant to a change of control of the Issuer, a public offering or sale pursuant to Rule 144 under the Securities Act of 1933, as amended or in limited circumstances involving not more than 5% of the outstanding Shares.

Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

HSBC Pledge Agreement

On May 19, 2021, Borse Dubai and HSBC Bank USA, National Association entered into the HSBC Pledge Agreement granting a first priority security interest 39,841,545 Shares held by Borse Dubai, among other collateral, to HSBC Bank USA, National Association (as security agent) in connection with Borse Dubai’s obligations under the HSBC Facility Agreement.

DIB Pledge Agreement

On January 9, 2023, Borse Dubai and Dubai Islamic Bank PJSC entered into the DIB Pledge Agreement granting a first priority security interest 33,000,000 Shares held by Borse Dubai, among other collateral, to Dubai Islamic Bank PJSC (as security agent) in connection with Borse Dubai’s obligations under the DIB Murabaha Agreement.

ADCB Pledge Agreement

On October 24, 2023, Borse Dubai and Abu Dhabi Commercial Bank PJSC entered into the ADCB Pledge Agreement granting a first priority security interest 16,500,000 Shares held by Borse Dubai, among other collateral, to Abu Dhabi Commercial Bank PJSC (as security agent) in connection with Borse Dubai’s obligations under the ADCB Facility Agreement.

The foregoing descriptions of the HSBC Pledge Agreement, the DIB Pledge Agreement and the ADCB Pledge Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the respective agreements, which are filed as Exhibit 7.13, 7.14 and 7.15, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by the following:

Exhibit No.	Description

7.13	HSBC Pledge Agreement dated as of May 19, 2021 between Borse Dubai Limited and HSBC Bank USA, National Association (filed herewith).
7.14	DIB Pledge Agreement dated as of January 9, 2023 between Borse Dubai Limited and Dubai Islamic Bank PJSC (filed herewith).
7.15	ADCB Pledge Agreement dated as of October 24, 2023 between Borse Dubai Limited and Abu Dhabi Commercial Bank PJSC (filed herewith).
99.1	Joint Filing Agreement among Investment Corporation of Dubai and Borse Dubai Limited dated as of March 11, 2024 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2024

INVESTMENT CORPORATION OF DUBAI

By:	/s/ Khalifa Al Daboos
Name:	Khalifa Al Daboos
Title:	Deputy CEO

BORSE DUBAI LIMITED

By:	/s/ Essa Kazim
Name:	Essa Kazim
Title:	Chairman